SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                        FUZZY LOGIC SOFTWARE CORPORATION

             (Exact name of registrant as specified in its charter)

     DELAWARE                                               33-0880355
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

609 Granville Street, Suite 1600, Vancouver, British Columbia,          V7Y 1C3
(Address of registrant's principal executive offices)                 (Zip Code)

                                  604.688.5180
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of each class                        Name of Each Exchange on which
    to be so registered:                       each class is to be registered:

          None                                             None

Securities to be registered under Section 12(g) of the Act:

         Common Stock, Par Value $.0001
           (Title of Class)
                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 14
                      Exhibit Index is specified on Page 13

                        Fuzzy Logic Software Corporation,
                             a Delaware corporation

                  Index to Registration Statement on Form 10-SB

Item Number and Caption                                               Page
-----------------------                                               ----
1. Description of Business                                             3

2. Management's Discussion and Analysis of Financial Condition
     and Results of Operations                                         4

3. Description of Property                                             7

4. Security Ownership of Certain Beneficial Owners and Management      7

5. Directors, Executive Officers, Promoters and Control Persons        8

6. Executive Compensation - Remuneration of Directors and Officers     8

7. Certain Relationships and Related Transactions                      9

8. Description of Securities                                           9

PART II

1. Market Price of and Dividends on the Registrant's Common
   Equity and Related Stockholder Matters                              10

2. Legal Proceedings                                                   10

3. Changes in and Disagreements with Accountants                       11

4. Recent Sales of Unregistered Securities                             11

5. Indemnification of Directors and Officers                           11

PART F/S

Financial Statements                                            F-1 through F-19

PART III

1(a). Index to Exhibits                                                13

1(b). Exhibits                                                  E-1 through E-14

Signatures                                                             14

Item 1.  Description of Business.

The Company. Fuzzy Logic Software Corporation, a Delaware corporation ("Company") was incorporated in the State of Delaware on or about August 25, 1997. The executive offices of the Company are located at 609 Granville Street, Suite 1600, Vancouver, British Columbia, Canada V7Y 1C3. The Company's telephone number is 604.688.5180.

Background of the Company. The Company was originally incorporated for the purpose of developing software programs and manufacturing control boards and computer chips for Fuzzy Logic control applications. Fuzzy Logic is a computer modeling language that recognizes multi-valued states between zero and one, thereby allowing computers to represent or manipulate terms with greater complexity; and to exercise "human-like" judgment in the automation of sophisticated tasks. This system eliminates the on/off rigidity typical of computer control systems and results in more flexible and subtle process controls. On September 16, 1997, FZZ, Inc., a Colorado corporation ("FZZ") was merged into the Company. Prior to the merger, FZZ had not conducted any operations. In July 1999, management of the Company changed and new management decided to establish an environmental remediation business.

Environmental Remediation. In October 1999, the Company entered into a Letter of Intent with Ethxx International Inc., an Ontario corporation, to acquire environmental remediation technology. Environmental remediation services are used to remove and detoxify contaminants from existing sites where the generation of wastes has ceased and to restore the sites to acceptable environmental standards. Environmental remediation services are also required in ongoing manufacturing and chemical processing operations to collect, process and detoxify harmful emissions which would otherwise be released into the environment.

The environmental remediation business involves the processing or conversion of certain waste products and materials, including certain toxic waste products and materials, into products or materials which can be disposed of or otherwise dealt with in an environmentally safe manner. The business is expected to derive its revenues from payments for the processing or conversion of such products or materials, including revenues for services rendered or charges for the removal and disposal of such materials. Revenues from product or by-product sales are expected to be a secondary source of revenues.

Pearson Gas Reformer Technology. The Company anticipates that its remediation technology will consist of the proprietary "Pearson Gas Reformer Technology" used to convert carbon, hydrocarbon and toxic waste environmental contaminants originally derived from fossil fuels (whether as a product, by-product, derivative chemical or processed waste) into synthetic gas for use as a fuel. The conversion process uses steam gasification to convert the waste products into synthetic gas which can be used for cogeneration, such as firing a steam turbine or a boiler. The Company believes that the conversion process will filter out the waste products so that any remaining by-products can be encapsulated for proper disposal. Key pieces of equipment such as the gasifier will be transportable from site to site for smaller projects. For more sustained environmental remediation projects, the equipment will be permanently installed at the facilities being serviced.

Acquisitions and Joint Ventures. The Company believes that acquisitions and joint ventures will be necessary to obtain the proper expertise and complimentary services with firms able to provide business operations such as dredging and excavation, electrical cogeneration, demolition, transportation, material containment and other similar operations. The Company also anticipates that additional specialized and conventional services and expertise which are not fundamental to the Company's technologies will be procured as required from time to time by contract, joint venture and/or acquisition.

Employees. The Company currently has no employees. Management of the Company anticipates hiring people who have expertise in environmental remediation to develop and implement the Company's business plan.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources. The Company had cash of $250,000.00 as of September 30, 1999.

Results of Operations. The Company has not yet realized any revenue from operations.

The Company's success is materially dependent upon its ability to satisfy additional financing requirements. The Company is reviewing its options to raise substantial equity capital. The Company cannot personally estimate when it will begin to realize positive gross revenue. In order to satisfy its requisite budget, management has held and continues to conduct negotiations with various investors. The Company anticipates that these negotiations will result in additional investment income for the Company. To achieve and maintain competitiveness, the Company may be required to raise additional substantial funds. The Company anticipates that it will need to raise significant capital to develop, promote and conduct its operations. Such capital may be raised through public or private financing as well as borrowing and other sources.

There can be no assurance that funding for the Company's operations will be available under favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds by entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain products and services that the Company would not otherwise relinquish.

Compliance with Government and Environmental Regulations. The collection, detoxification and disposal of contaminates, and rendering of related environmental services, are subject to federal, state and local laws and regulations which regulate health, safety, the environment, zoning and land-use. Any violation of, and cost of compliance with, these laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations. Operating permits are generally required for recycling facilities and certain collection vehicles, and these permits are subject to revocation, modification, and renewal. Federal, state and local regulations vary, but generally govern all types of waste disposal activities, including the location and use of facilities and also impose restrictions to prohibit or minimize soil, air and water pollution. In connection with the Company's proposed environmental remediation business activities, it may be necessary to expend considerable time, effort and money to bring the Company's existing or acquired facilities into compliance with applicable requirements and to obtain the permits and approvals necessary to permit the Company to process and dispose of toxic wastes and contaminates. In addition, governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose fines in the case of violations, including criminal penalties. These regulations are administered by the United States Environmental Protection Agency ("EPA") and various other federal, state and local environmental and health and safety agencies and authorities, including the Occupational Safety and Health Administration of the United States Department of Labor.

Hazardous Substances Liability. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("Superfund" or "CERCLA"), has been interpreted by some courts to impose strict, joint and several liability on current and former owners or operators of facilities at which there has been a release or a threatened release of a "hazardous substance" and on persons who generate, transport or arrange for the disposal of such substances at the facility. Thousands of substances are defined as "hazardous" under

CERCLA and their presence, even in minute amounts, can result in substantial liability. The statute provides for the remediation of contaminated facilities and imposes the costs therefor on the responsible parties. The costs of conducting such a cleanup and the damages can be very significant and, given the limitations in insurance coverage for these risks, could have a material adverse impact on the Company and its financial condition. Notwithstanding the Company's efforts to comply with applicable regulations, the processing of waste products and materials, including toxic waste products, and the acquisition or development of hazardous waste disposal operations, will expose the Company to significant and continuing liability.

Lack of Environmental Liability Insurance. While the Company may acquire and maintain site-specific pollution legal liability insurance, which may provide coverage under certain circumstances for pollution damage to third parties, such coverage is restrictive in nature, and subject to certain exclusions and effective dates, consistent with insurance industry requirements. In addition, such coverage is subject to specific and aggregate limits which may not be sufficient to cover claims, if they should arise. If the Company is not able to obtain comprehensive pollution insurance at reasonable costs, it may carry only such coverage, if any, as is required by regulatory permits. In addition, the extent of insurance coverage under certain forms of policies has been the subject in recent years of litigation in which insurance companies have, in some cases, successfully taken the position that certain risks are not covered by such policies. If, in the absence of such insurance, the Company were to incur liability for environmental damages of sufficient magnitude, it could have a material adverse effect on the Company and its financial condition.

Risks of Future Legal Proceedings. In addition to the costs of complying with environmental regulations, recycling, environmental remediation and other waste management companies, by the nature of the businesses, may be involved in legal proceedings in the ordinary course of business. Government agencies may seek to impose fines on the Company for alleged failure to comply with laws and regulations or to deny, revoke or impede the renewal of the Company's permits and licenses. In addition, such governmental agencies, as well as the Company's customers or landowners located near the Company's facilities, may claim the Company is liable for environmental damage. Citizen's groups have become increasingly active in challenging the grant or renewal of permits and licenses, and responding to such challenges has further increased the costs associated with permitting new facilities or expanding current facilities. A significant judgment against the Company, the issuance of a permanent cease and desist order, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse effect on the Company's financial condition.

Competition in the Environmental Remediation Industry. The Company is a new entry into the environmental remediation industry and its management has no experience in this industry. The hazardous waste remediation and disposal industry  is led by  several  large  national  waste  management  companies  and numerous regional and local companies, all of which contribute to the significant competition that characterizes the industry. All of these companies have significantly greater financial and operational resources and more established market positions than the Company.

Expansion and Equipment Acquisition Risks. New toxic waste processing facilities are subject to a number of risks, including risks of city, state and, where necessary, federal licensing delays and cost overruns that may increase operating costs. Leases for such facilities may not be entered into on schedule. The Company's proposed toxic waste processing operations may not achieve anticipated volume to generate income to pay operating expenses, and new projects inherently face risks that zoning, occupancy and other required governmental permits and authorizations will not be granted in a timely manner or at all. Acquisition of machinery incidental to the operation of such toxic waste processing facilities entails risks that the machinery will fail to perform in accordance with expectations and that the Company's judgments with respect to the costs of such machinery will prove inaccurate, as well as general investment risks associated with any expanding business venture. There are also risks that servicing and the Company's equipment and facilities maintenance will be more expensive or time-consuming than currently anticipated.

Toxic wastes typically require special processing at very high temperatures. Many toxic waste treatment facilities utilize a powerful special waste furnace for this purpose. Temperatures of 1200 degrees Celsius are needed to burn most toxic substances, which are typically delivered in barrels, other types of containers, or in liquid or pasteous form. The principle of the furnace is simple. It consists mainly of a huge, slightly inclined tube, pivoting about its main axis, in which the wastes are slowly moved forward by the rotation of the tube. An oil burner reaching into the front end propels a flame through the length of the tube. The remainders can be categorized as ashes, slag and gas. The solid remainders, ashes and slag, are collected separately in containers; the gaseous substances are post-treated in a separate vertical fire chamber and are then finally filtered. Problems arise when more than one type of waste is processed at the same time, which is normally unavoidable if a reasonable throughput is targeted. Combinations can lead to interactions between chemical components, which in turn can have negative effects on the equipment.
Furthermore, law restricts the amount of each substance per cubic meter of exhaust gas.

Unproven Technology. Although the Company hopes to acquire proprietary new technology for use in the environmental remediation business, this technology is unproven. In the event this technology does not prove successful in processing or converting waste products or materials, including toxic waste, into products or materials that can be disposed of or recycled in an environmentally acceptable manner, the Company could face significant liabilities, costs, and regulatory actions at the local, state and federal level, as well as significant civil liabilities.

Reports to Security Holders. The Company will become a reporting company with the Securities and Exchange Commission ("SEC") when this Form 10-SB is effective and will then be obligated to provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company does not currently maintain its own Internet address.

Year 2000 Compliance. The Company's management has addressed the Year 2000 issue by a management review of potential exposures within the Company. The Company's main application software has been confirmed as Year 2000 compliant and the Company does not have any reliance on older mainframe based applications, about which most concern exists for potential Year 2000 issues.

In order to ascertain the Company's state of readiness for Year 2000 compliance, the Company has undertaken a management review of potential exposures within the Company. All software, hardware and communications equipment owned by or supplied to the Company have been analyzed by reviewing all relevant product and service manuals, contacting vendors, and conducting online research of relevant vendor websites. The Company's main application software is Microsoft Windows-based, which has been confirmed as Year 2000 compliant. Furthermore, all computer hardware systems owned by or supplied to the Company have been confirmed as Year 2000 compliant subsequent to management's review of the various vendor and supplier websites regarding the particular systems owned by the Company. For other software used by the Company, the Company has contacted the providers, reviewed the relevant manuals and reviewed vendor websites to ensure Year 2000 compliance.

For non-information technology systems ("non-IT"), which systems depend on computer clocks or date calculation and operations, including fire detection, heating, venting, and air conditioning systems and other electronic control systems, the Company has reviewed the relevant manuals and contacted the various suppliers of such systems to ascertain the Year 2000 readiness of these non-IT systems.

For critical systems, and when confirmation of Year 2000 compliance was not available from the vendor, tests have been conducted to evaluate operation after the calendar changes to 1st January 2000. When a test identified possible problems, software and or hardware has been upgraded or new processes put in place.

Third-Party Year 2000 Compliance Risks to the Company. Although the Company has received assurances from third parties regarding Year 2000 compliance with such non-IT systems, the Company cannot be certain that a business interruption may not occur as the result of a Year 2000 issue concerning these non-IT systems. The Company believes that the most significant Year 2000 risk to the Company's continued operations is the Company's dependence on third party suppliers and vendors. While the Company has ascertained from the various third party suppliers and vendors the Year 2000 readiness of the various hardware and software systems supplied to the Company, there can be no assurance that a business interruption will not occur as the result of some unforeseen Year 2000 issue.

In a worst case scenario, the Company's primary operations could be adversely affected by non-compliance of banks, communications providers, utilities, common carriers, the Company's suppliers and vendors, potential customers and other sources known and unknown to the Company. The ultimate impact of Year 2000 issues on the Company's operations cannot be reasonably estimated at this time.

Item 3. Description of Property

Property held by the Company. As of the date specified in the following table, the Company held the following property:

--------------------------------------------------------------------------------
Property                                                  September 30, 1999
--------------------------------------------------------------------------------
Cash                                                      $250,000.00
--------------------------------------------------------------------------------
Property and Equipment                                    $0
--------------------------------------------------------------------------------

The Company's Facilities. At this time, the Company occupies facilities provided by the Company's Canadian securities counsel at no charge to the Company. This office space is located at 609 Granville Street, Suite 1600, Vancouver, British Columbia, Canada V7Y 1C3.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners. The following are persons, other than directors and officers, who are beneficial owners of 5% or more of the Company's issued and outstanding common stock:

                                                                              Amount of
       Title of Class                Name of Beneficial Owner               Beneficial Owner                Percent of Class
       --------------                ------------------------               ----------------                ----------------
        Common Stock                         John Good                       470,000 Shares                      11.5%
        Common Stock                       Daniel Vassey                     470,000 Shares                      11.5%
        Common Stock                        David Adair                      450,000 Shares                      11.0%
        Common Stock                       Ronald Vassey                     450,000 Shares                      11.0%
        Common Stock                        Marla Lynch                      425,000 Shares                      10.4%
        Common Stock                       Laurie Romaro                     325,000 Shares                       7.9%
        Common Stock                       Craig Dalziel                     275,000 Shares                       6.7%
        Common Stock                        Ron Content                      480,000 Shares                      11.7%
        Common Stock                       Brent Soleway                     480,000 Shares                      11.7%

     (b) Security Ownership of Management. The directors and principal executive officers of the Company beneficially own, in the aggregate, 20,000 shares of the Company's common stock, or approximately 0.49% of the issued and outstanding shares, as set forth on the following table:

                  Name and Address of           Amount of
Title of Class    Beneficial Owner            Beneficial Owner    Percent of Class
--------------    ----------------            ----------------    ----------------
Common Stock      Michael Lynch, President    20,000 shares       0.49%
                  and Director

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The sole director and principal executive officer of the Company is specified on the following table:

--------------------------------------------------------------------------------
Name                             Age                Position
--------------------------------------------------------------------------------
Michael Lynch                    32                 President and a Director
--------------------------------------------------------------------------------

Michael Lynch is the President and has been a director of the Company since July 1999. From 1999 to 1996, Mr. Lynch operated a real estate construction and development company in Vancouver, British Columbia. Prior to 1996, Mr. Lynch operated a real estate development firm in London, Ontario, Canada.

Other than Mr. Lynch, there are no significant employees expected by the Company to make a significant contribution to the business of the Company; however, the Company anticipates hiring employees with expertise in the environmental remediation business during the next 12 months. All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Board of Directors.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Lynch from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting him of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

Remuneration of Officers. Mr. Lynch is the only officer of the Company and does not earn either compensation or remuneration from the Company for services provided to the Company.

Remuneration of Directors. As of November 1, 1999, no compensation has been paid to Mr. Lynch for his services to the Company as a director.

Item  7. Certain Relationships and Related Transactions

Related Party Transactions. There have been no related party transactions which would be required to be disclosed pursuant to Item 404 of Regulation S-B, except for the following:

At inception, the Company entered into a fee and cost reimbursement arrangement with a related party who is a former major shareholder of the Company. In connection with this arrangement, a management fee of $100,000 per year is charged to the Company. All of the Company's expenses are paid by the related party and have been accrued.

Item 8.  Description of Securities

The Company is authorized to issue 30,000,000 shares of $.0001 par value common stock, each share of common stock having equal rights and preferences, including voting privileges. As of November 8, 1999, 4,075,456 shares of the Company's common stock were issued and outstanding. The Company is also authorized to issue 5,000,000 shares of $.0001 par value preferred stock, none of which is issued and outstanding.

Common Stock. The holders of the Company's common stock are entitled to one vote for each share held of record on all matters to be voted on by those shareholders. In the event of liquidation, dissolution, or winding up of the Company, the holders of the Company's common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of the Company's liabilities and after provision has been made for each class of stock, if any, having preference over the Company's common stock. Holders of shares of the Company's common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock.

Non-Cumulative Voting. The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding common stock of the Company, voting for the election of directors of the Company, may elect all of the directors of the Company to be elected, if they so desire, and, in such event, the holders of the remaining common stock of the Company may not be able to elect any of the Company's directors.

Registration Rights. Existing holders of shares of the Company's common stock are not entitled to rights with respect to the registration of such shares under the Securities Act.

Dividends. The payment by the Company of dividends, if any, in the future, shall be determined by the Company's Board of Directors, in its discretion, and will depend on among other things, the Company's earnings, the Company's capital requirements, and the Company's financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date. Holders of common stock are entitled to receive dividends as declared and paid from time to time by the Company's Board of Directors from funds legally available. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

The Company participates in the OTC Bulletin Board, an electronic quotation medium for securities traded outside of the Nasdaq Stock Market, and prices for the Company's common stock are published on the OTC Bulletin Board under the trading symbol "FZZY". This market is extremely limited and the prices quoted are not a reliable indication of the value of the Company's common stock. Over the last 52 weeks, the Company's common stock had a low bid price of $0.25 per share and a high bid price of $1.00 per share. The bid price is currently approximately $0.50 per share.

Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which (i) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price;
(iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 2.  Legal Proceedings.

The Company is not aware of any pending litigation nor does it have any reason to believe that any such litigation exists, except for the following:

On or about October 28, 1998, Ronald Content, a former employee of the Company, filed an action in the Province of Ontario, Canada seeking damages arising from the termination of his employment contract with the Company. The Company believes that the claim is without merit and intends to vigorously defend it.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about September 23, 1999, the Company sold 500,000 units for $0.50 per unit. Each unit consisted of one share of the Company's $.0001 par value common stock and one share purchase warrant. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 5 of the Act and Regulation S promulgated by the Securities and Exchange Commission pursuant to that Section
5. Specifically, the offer was made to "non-U.S. persons", as that term is defined under applicable federal and state securities laws. The offering price for the shares was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. The Company realized proceeds of $250,000.00. The proceeds of the offering were used to provide working capital to the Company.

Item 5.  Indemnification of Directors and Officers

Article XIII of the Company's Certificate of Incorporation provides that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision does not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of General Corporation Law of Delaware.

The Company will enter into indemnification agreements with each of its executive offices pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, including civil and criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer or director or employee of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

                                    PART F/S

Copies of the Company's Financial Statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB (see Item 15 below).

(a)  Index to Financial Statements.                                                     Page
-----------------------------------                                                     ----
Independent Auditor's Report                                                            F-1

Balance Sheet, June 30, 1999                                                            F-2

Statements  of  Operations  for the year ended June 30,  1999 and for the period from August 25, 1997 (inception) to June 30, 1998 and for the period from
 August 25, 1997 (inception) to June 30, 1999                                           F-3

Statements of Shareholders'  Equity for the year ended June 30, 1999 and for the period from August 25, 1997 (inception) to June 30, 1998 and for the period from
August 25, 1997 (inception) to June 30, 1999                                            F-4

Statements  of Cash Flows for the year  ended  June 30,  1999 and for the period from August 25, 1997 (inception) to June 30, 1998 and for the period from
August 25, 1997 (inception) to June 30, 1999                                            F-5 through F-6

Notes to Financial Statements                                                           F-7 through F-11

Accountant's Disclaimer Report                                                          F-12

Unaudited Balance Sheet, September 30, 1999                                             F-13

Unaudited  Statements  of  Operations as of September 30, 1999 and for the three months periods ended  September 1999 and 1998 and for the period from August 25,
1997 (inception) to September 30, 1999                                                  F-14

Unaudited  Statements of  Shareholders'  Equity as of September 30, 1999 and for
the three months  periods ended  September 1999 and 1998 and for the period from
August 25, 1997 (inception) to September 30, 1999                                       F-15

Unaudited  Statements  of Cash Flows as of September  30, 1999 and for the three months periods ended  September 1999 and 1998 and for the period from August 25,
1997 (inception) to September 30, 1999                                                  F-16 through F-17

Unaudited Notes to Financial Statements                                                 F-18 through F-19

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors
Fuzzy Logic Software Corporation

We have audited the accompanying balance sheets of Fuzzy Logic Software Corporation (a development stage company) as of June 30, 1999, and the related statements of operations, shareholders' equity, and cash flows for the year ended June 30, 1999 and for the period from August 25, 1997 (inception) to June 30, 1999 and for the period from August 25, 1997 (inception) to June 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuzzy Logic Software Corporation (a development stage company) as of June 30, 1999, and the results of operations and cash flows for the year ended June 30, 1999 and for the period from August 25, 1997 (inception) to June 30, 1999 and for the period from August 25, 1997 (inception) to June 30, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no operations, products, or facilities, and significant resources will be required to implement its plan of operations, thereby raising substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note
1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kelly & Company

Kelly & Company
Newport Beach, California
November 3, 1999

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                                  Balance Sheet

                                  June 30, 1999
--------------------------------------------------------------------------------

                                     ASSETS

Total  assets                                                      $       --
                                                                   ============


                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accrued liabilities                                          $      1,213
      Due to related party                                              212,031
                                                                   ------------

Total liabilities                                                       213,244
                                                                   ------------

Shareholders' equity:
      Common stock, $.0001 par value; 30,000,000
        shares authorized;  4,075,456 shares issued
        and outstanding                                                     408
      Preferred stock, $.0001 par value; 5,000,000
        shares authorized, none issued and
        outstanding                                                        --
      Additional paid-in capital                                          3,767
      Deficit accumulated during the development
        stage                                                          (217,419)
                                                                   ------------

Total shareholders' equity                                             (213,244)
                                                                   ------------

Total liabilities and shareholders' equity                                 --
                                                                   ============


    The accompanying notes are an integral part of the financial statements.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                            Statements of Operations

            For the Year Ended June 30, 1999 and for the Period from
      August 25, 1997 (Inception) to June 30, 1998 and for the Period from
                  August 25, 1997 (Inception) to June 30, 1999

--------------------------------------------------------------------------------


                                                                   Period from      Period from
                                                                 August 25, 1997  August 25, 1997
                                                 Year Ended      (Inception) to   (Inception) to
                                                June 30, 1999     June 30, 1998    June 30, 1999
                                                -------------     -------------    -------------
Revenue                                               --                 --               --

   Gross profit                                       --                 --               --

Consulting fees                                   $100,000           $100,000         $200,000

Organization costs                                    --                5,000            5,000

Legal and consulting                                  --                5,368            5,368

Loss on investment                                     175               --                175

General and administrative expenses                  5,608              1,268            6,876
                                                  --------           --------         --------



Net loss                                          $105,783           $111,636         $217,419
                                                  ========           ========         ========



Loss per common share - basic and diluted         $   0.03           $   0.03         $   0.05
                                                  ========           ========         ========


    The accompanying notes are an integral part of the financial statements.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                       Statements of Shareholders' Equity

            For the Year Ended June 30, 1999 and for the Period from
      August 25, 1997 (Inception) to June 30, 1998 and for the Period from
                  August 25, 1997 (Inception) to June 30, 1999
--------------------------------------------------------------------------------

                                                     Preferred  Preferred     Common     Common   Paid-in  Accumulated
                                                      Shares     Stock        Shares      Stock   Capital    (Deficit)      Total
                                                     ---------  ---------     ------     ------   -------  -----------      -------
Formation of corporation, August 25, 1997                 --         --           --        --        --           --           --

   Common shares issued to the founders of the Company    --         --      5,075,456    $ 508    $4,667         --      $   5,175
   Purchase and retirement  of common stock               --         --     (1,000,000)    (100)     (900)        --         (1,000)
   Net loss                                               --         --           --       --        --      $(111,636)    (111,636)
                                                      ------     ------     ----------    -----    ------    ---------    ---------

Balance, June 30, 1998                                    --         --      4,075,456      408     3,767     (111,636)    (107,461)
   Net loss                                               --         --           --       --        --       (105,783)    (105,783)
                                                      ------     ------     ----------    -----    ------    ---------    ---------

Balance, June 30, 1999                                    --         --      4,075,456    $ 408    $3,767    $(217,419)   $(213,244)
                                                      ======     ======     ==========    =====    ======    =========    =========


    The accompanying notes are an integral part of the financial statements.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                            Statements of Cash Flows

            For the Year Ended June 30, 1999 and for the Period from
      August 25, 1997 (Inception) to June 30, 1998 and for the Period from
                  August 25, 1997 (Inception) to June 30, 1999

--------------------------------------------------------------------------------

                                                            Period from      Period from
                                                           August 25, 1997  August 25, 1997
                                           Year Ended      (Inception) to   (Inception) to
                                          June 30, 1999     June 30, 1998    June 30, 1999
                                          -------------    ---------------  ----------------
Cash flows from operating activities:
     Net loss                               $(105,783)         $(111,636)       $(217,419)
     Adjustments  to  reconcile  net loss
        to net cash used in operating
        activities:
          Shares issued to founders
             of the Company                      --                5,175            5,175
          Investment received in
             connection with the
             issuance of shares to
             founders                            --                 (175)            --
          Shares reacquired                      --               (1,000)          (1,000)
          Loss on investment                      175               --               --
     Increase (decrease)  in liabilities:
          Accrued liabilities                     (55)             1,268            1,213
          Due to related party                105,663            106,368          212,031
                                            ---------          ---------        ---------

Cash used in operating activities                --                 --               --
                                            ---------          ---------        ---------

Net increase (decrease) in cash                  --                 --               --

Cash at beginning of period                      --                 --               --
                                            ---------          ---------        ---------

Cash at end of period                       $    --            $    --          $    --
                                            =========          =========        =========


    The accompanying notes are an integral part of the financial statements.

                        Fuzzy Logic Software Corporation
                         (A Development Stage Company)

                            Statements of Cash Flows

            For the Year Ended June 30, 1999 and for the Period from
      August 25, 1997 (Inception) to June 30, 1998 and for the Period from
                  August 25, 1997 (Inception) to June 30, 1999

--------------------------------------------------------------------------------

                Supplemental Disclosure of Cash Flow Information

                                                        Period from        Period from
                                                       August 25, 1997   August 25, 1997
                                      Year Ended       (Inception) to    (Inception) to
                                    June 30, 1999      June 30, 1998     June 30, 1999
                                    -------------      ---------------   ----------------

Interest paid                              --               --                 --

Income taxes paid                          --               --                 --

             Supplemental Schedule of Non-Cash Financing Activities

Repurchase of shares                       --            $ 1,000            $ 1,000

Increase in payable                        --            $(1,000)           $(1,000)

Organization expenses                      --            $ 5,175            $ 5,175

Issuance of founders shares                --            $(5,175)           $(5,175)


The accompanying notes are an integral part of the financial statements.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                          Notes to Financial Statements

            For the Year Ended June 30, 1999 and for the Period from
      August 25, 1997 (Inception) to June 30, 1998 and for the Period from
                  August 25, 1997 (Inception) to June 30, 1999

--------------------------------------------------------------------------------


1.   Development Stage Operations

     Fuzzy Logic Software Corporation (a development stage company) (the "Company") was incorporated in the state of Delaware on August 25, 1997. It has no operating history, no revenues, no products nor technology. The Company's initial business plan anticipated the development of computer hardware and software. As such, the Company is subject to the risks and uncertainties associated with a new business. The success of the Company's future operation is dependent upon the Company's ability to successfully develop and market its yet unidentified products and obtain the necessary capital.

2.   Summary of Significant Accounting Policies

     Revenue Recognition

     Revenue will be recognized when goods are shipped or services are performed.

     Start-up Costs

     The  Company  expenses  start-up  costs  as they are  incurred.

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Disclosures about Fair Value of Financial Instruments

     The Company will account for the value of financial instruments using the fair value method.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                          Notes to Financial Statements

            For the Year Ended June 30, 1999 and for the Period from
      August 25, 1997 (Inception) to June 30, 1998 and for the Period from
                  August 25, 1997 (Inception) to June 30, 1999

--------------------------------------------------------------------------------


2.   Summary of Significant Accounting Policies, Continued

     Income Taxes

     The Company accounts for deferred income taxes using the liability method. Deferred income taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The net difference between tax expense and taxes currently payable will be reflected in the financial statements as deferred taxes. Deferred tax assets and/or liabilities will be classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

3.   Deferred Income Taxes

     The components of the provision for income taxes are as follows:

                                                           Period from      Period from
                                                           August 25, 1997  August 25, 1997
                                              Year Ended   (Inception) to   (Inception) to
                                            June 30, 1999  June 30, 1998    June 30, 1999
                                            -------------  -------------    -------------
Current tax expense
     Federal                                       --              --             --
     State                                         --              --             --
                                                -----           -----          -----
                                                   --              --             --
Deferred tax expense:
     Federal                                       --              --             --
     State                                         --              --             --
                                                -----           -----          -----
                                                   --              --             --
                                                -----           -----          -----

Total provision                                    --              --             --
                                                =====           =====          =====

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                          Notes to Financial Statements

            For the Year Ended June 30, 1999 and for the Period from
      August 25, 1997 (Inception) to June 30, 1998 and for the Period from
                  August 25, 1997 (Inception) to June 30, 1999

--------------------------------------------------------------------------------

3.   Deferred Income Taxes, Continued

     Significant components of the Company's deferred income tax assets and liabilities at June 30, 1999 and 1998 are as follows:

                                                                                Period from      Period from
                                                                              August 25, 1997  August 25, 1997
                                                              Year Ended      (Inception) to   (Inception) to
                                                             June 30, 1999     June 30, 1998    June 30, 1999
                                                             -------------     -------------    -------------
           Deferred income tax asset:
                Capitalized start-up expenses                $ 73,863              $ 37,956        $ 73,863
                                                             --------              --------        --------
           Total deferred income tax asset                     73,863                37,956          73,863
                Valuation allowance                           (73,863)              (37,956)        (73,863)
                                                             --------              --------        --------

           Net deferred income tax liability                     --                    --              --
                                                             ========              ========        ========

     Reconciliation of the effective tax rate to the U.S. statutory rate is as follows:

           Tax expense at U.S. statutory rate                   (34.0)%              (34.0)%          (34.0)%
           Change in the valuation allowance                     34.0                 34.0             34.0
                                                             --------             --------         --------

           Effective income tax rate                             --                   --               --
                                                             ========             ========         ========

4.   Stock Transactions

     Founders Shares

     In August 1997, the Company issued 5,175,456 shares to the founders. Additionally, the Company received from the founders, an investment of non-market grade corporate stock valued at $175. In the year ended June 30, 1999, the shares received were deemed worthless.

     Stock Repurchase

     In October 1997, the Company reacquired and retired 1,000,000 shares of its outstanding common stock from a major shareholder for $1,000 (par value).

5.   Related Party Transactions

     At inception, the Company entered into a fee and cost reimbursement arrangement with a related party who is a former major shareholder of the Company. In connection with this arrangement, a management fee of $100,000 per year is charged to the Company. All of the Company's expenses are paid by the related party and have been accrued.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                          Notes to Financial Statements

            For the Year Ended June 30, 1999 and for the Period from
      August 25, 1997 (Inception) to June 30, 1998 and for the Period from
                  August 25, 1997 (Inception) to June 30, 1999

--------------------------------------------------------------------------------

6.   Loss Per Common Share

     Basic and diluted loss per common share have been computed by dividing the loss available to common shareholders by the weighted-average number of common share for the period.

     The computations of basic and diluted loss per common share for the year ended June 30, 1999 and for the period from August 25, 1997 (inception) to June 30, 1999 and for the period from August 25, 1997 (inception) to June 30, 1998 are as follows:

                                                                                 Period from      Period from
                                                                               August 25, 1997  August 25, 1997
                                                           Year Ended          (Inception) to   (Inception) to
                                                         June 30, 1999          June 30, 1998    June 30, 1999
                                                         -------------          -------------    -------------
     Net loss available to common shareholders             $  105,783               111,636      $  217,419
     Weighted-average shares, basic and diluted             4,075,456             3,899,133       3,994,358
                                                           ----------            ----------      ----------
     Loss per common share, basic and diluted              $     0.03            $     0.03      $     0.05
                                                           ==========            ==========      ==========

     No potentially dilutive securities have been issued by the Company.

7.   Year 2000 Disclosure (Unaudited)

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software might have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in a system failure or miscalculations. The Company has not commenced operations as of December 31, 1999 and believes the Year 2000 Issue will not pose significant operational problems.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                          Notes to Financial Statements

            For the Year Ended June 30, 1999 and for the Period from
      August 25, 1997 (Inception) to June 30, 1998 and for the Period from
                  August 25, 1997 (Inception) to June 30, 1999

--------------------------------------------------------------------------------

8.   Subsequent Event

     Private Placement Offering

     In September 1999, the Company completed a private placement offering of 500,000 units at a price of $.50 per unit. Each unit consists of one share of the Company's common stock, and one share purchase warrant. Each warrant is exercisable into one share of common stock at a price of $.50 per share and is exercisable at any time and expire two years after the closing date of the offering.

                                                  Accountants' Disclaimer Report


To the Board of Directors
Fuzzy Logic Software Corporation


The accompanying balance sheet (unaudited) of Fuzzy Logic Software Corporation (a development stage company) as of September 30, 1999, the related statements of operations, shareholders' equity and cash flows for the three-month period ended June 30, 1999 (unaudited) and the statements of operations and cash flows (unaudited) for the three-month period ended June 30, 1998 (unaudited) were not audited by us and, accordingly, we do not express an opinion on them.


Kelly & Company

Kelly & Company
Newport Beach, California
November 3, 1999

                        Fuzzy Logic Software Corporation
                         (A Development Stage Company)

                                 Balance Sheet

                               September 30, 1999
                                  (Unaudited)

--------------------------------------------------------------------------------

                                     ASSETS

     Stock subscriptions receivable                                   $ 250,000

     Total  assets                                                    $ 250,000
                                                                      =========



                      LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities:
           Accrued liabilities                                        $   1,638
           Due to related party                                         237,031
                                                                      ---------

     Total liabilities                                                  238,669
                                                                      ---------


     Shareholders' equity:
           Common  stock, $.0001 par value; 30,000,000  shares
             authorized; 4,075,456 shares issued and outstanding            408
           Common stock subscribed                                           50
           Preferred stock,  $.0001 par value;  5,000,000 shares
             authorized, none issued and outstanding                       --
                                                                      ---------
           Additional paid-in capital                                   253,717
           Deficit accumulated during the development stage            (242,844)
                                                                      ---------

     Total shareholders' equity                                          11,331
                                                                      ---------


     Total liabilities and shareholders' equity                       $ 250,000
                                                                      =========

    The accompanying notes are an integral part of the financial statements.
                      See accountants' disclaimer report.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                             Statement of Operations

                        As of September 30, 1999 and for
          TheThree Month Periods Ended September 1999 and 1998 and for
        The Period from August 25, 1997 (Inception) to September 30, 1999
                                   (Unaudited)
--------------------------------------------------------------------------------




                                                                                                 Period from
                                                         Three-Month          Three-Month      August 25, 1997
                                                        Period  Ended        Period  Ended     (Inception) to
                                                     September 30, 1999   September 30, 1998  September 30, 1999
                                                     ------------------   ------------------  ------------------

     Revenue                                                  --                  --                  --

        Gross profit                                          --                  --                  --

     Consulting fees                                      $ 25,000            $ 25,000             225,000

     Organization costs                                       --                  --                 5,000

     Legal and consulting                                     --                  --                 5,368

     Loss on investment                                       --                  --                   175

     General and administrative expenses                       425               1,310               7,301
                                                          --------            --------            --------

     Net loss                                             $ 25,425            $ 26,310            $242,844
                                                          ========            ========            ========

     Loss per common share - basic and diluted            $   0.01            $   0.01            $   0.05
                                                          ========            ========            ========

    The accompanying notes are an integral part of the financial statements.
                       See accountants' disclaimer report.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                        Statement of Shareholders' Equity

                        As of September 30, 1999 and for
          TheThree Month Periods Ended September 1999 and 1998 and for
        The Period from August 25, 1997 (Inception) to September 30, 1999
                                   (Unaudited)
--------------------------------------------------------------------------------

                                                                               Common     Additional
                                  Preferred Preferred    Common     Common      Stock      Paid-in     Accumulated
                                   Shares     Stock      Shares     Stock     Subscribed    Capital      (Deficit)        Total
                                    -----     -----    ----------   -----        -----     --------      ---------      ---------
Formation of corporation, August
   25, 1997                            --        --          --       --           --           --             --             --
     Common shares issued to the
     founders of the Company           --        --     5,075,456    $ 508         --       $  4,667           --        $   5,175
     Purchase and retirement  of
     common stock                      --        --    (1,000,000)    (100)        --           (900)          --           (1,000)
     Net loss                          --        --          --       --           --           --        $(111,636)      (111,636)
                                    -----     -----    ----------    -----        -----     --------      ---------      ---------

Balance, June 30, 1998                 --        --     4,075,456      408         --          3,767       (111,636)      (107,461)
      Net loss                         --        --          --       --           --           --         (105,783)      (105,783)
                                    -----     -----    ----------    -----        -----     --------      ---------      ---------

Balance, June 30, 1999                 --        --     4,075,456      408         --          3,767       (217,419)      (213,244)
     Common stock subscribed           --        --          --       --             50      249,950           --          250,000
     Net loss                          --        --          --       --           --           --          (25,425)       (25,425)
                                    -----     -----    ----------    -----        -----     --------      ---------      ---------
Balance, September 30, 1999            --        --     4,075,456    $ 408        $  50      253,717      $(242,844)     $  11,331
                                    =====     =====    ==========    =====        =====     ========      =========      =========

    The accompanying notes are an integral part of the financial statements.
                      See accountants' disclaimer report.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                             Statement of Cash Flows

                        As of September 30, 1999 and for
          TheThree Month Periods Ended September 1999 and 1998 and for
        The Period from August 25, 1997 (Inception) to September 30, 1999
                                   (Unaudited)

--------------------------------------------------------------------------------

                                                                                             Period from
                                                   Three-Month          Three-Month        August 25, 1997
                                                  Period  Ended        Period  Ended        (Inception) to
                                               September 30, 1999   September 30, 1998    September 30, 1999
                                               ------------------   ------------------    ------------------
     Cash flows from operating activities:
          Net loss                                 $ (25,425)             $ (26,310)             $(242,844)
          Adjustments to reconcile net loss to
             net cash used in operating
             activities:
               Shares issued to founders of the
                 Company                                --                     --                    5,175
               Investment received in connection
                 with the issuance of shares to
                 founders                               --                     --                     --
               Shares acquired                          --                     --                   (1,000)
               Loss on investment                       --                     --                     --
          Increase (decrease)  in liabilities:
               Accrued liabilities                      --                     --                    1,213
               Due to related party                   25,425                 26,310                237,456
                                                   ---------              ---------              ---------

     Cash used in operating activities                  --                     --                     --
                                                   ---------              ---------              ---------


     Net increase (decrease) in cash                    --                     --                     --


     Cash at beginning of period                        --                     --                     --
                                                   ---------              ---------              ---------


     Cash at end of period                         $    --                $    --                $    --
                                                   =========              =========              =========


    The accompanying notes are an integral part of the financial statements.
                      See accountants' disclaimer report.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                             Statement of Cash Flows

                        As of September 30, 1999 and for
          The Three Month Periods Ended September 1999 and 1998 and for
        The Period from August 25, 1997 (Inception) to September 30, 1999
                                   (Unaudited)

                                           Supplemental Disclosure of Cash Flow Information
                                                                                                          Period from
                                                         Three-Month               Three-Month           August 25, 1997
                                                        Period  Ended             Period  Ended          (Inception) to
                                                     September 30, 1999        September 30, 1998      September 30, 1999
                                                     ------------------        ------------------      ------------------
     Interest paid                                           --                         --                     --

     Income taxes paid                                       --                         --                     --


                                    Supplemental Schedule of Non-Cash Investing and Financing Activities

     Repurchase of shares                                    --                         --                  $  1,000

     Increase in payable                                     --                         --                  $ (1,000)

     Organization expenses                                   --                         --                  $  5,175

     Issuance of founders shares                             --                         --                  $ (5,175)


    The accompanying notes are an integral part of the financial statements.
                      See accountants' disclaimer report.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                          Notes to Financial Statements

                        As of September 30, 1999 and for
          The Three Months Period Ended September 1999 and 1998 and for
        The Period from August 25, 1997 (Inception) to September 30, 1999
                                   (Unaudited)

--------------------------------------------------------------------------------


1.   Basis of Presentation

     In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, except as noted elsewhere in the notes to the financial statements, necessary to present fairly its financial position as of September 30, 1999 and the results of its operations and cash flows for the period from August 25, 1997 (inception) to September 30, 1999 and the three months ended September 30, 1999 and 1998.

2.   Development Stage Operations

     Fuzzy Logic Software Corporation (a development stage company) (the "Company") was incorporated in the state of Delaware on August 25, 1997. It has no operating history, no revenues, no products nor technology. The Company's initial business plan anticipated the development of computer hardware and software. As such, the Company is subject to the risks and uncertainties associated with a new business. The success of the Company's future operation is dependent upon the Company's ability to successfully develop and market its yet undeveloped products and obtain the necessary capital.

3.   Loss Per Common Share

     Basic and diluted loss per common share have been computed by dividing the loss available to common shareholders by the weighted-average number of common share for the period.

     The computations of basic and diluted loss per common share for the year ended September 30, 1999 and for the period from August 25, 1997 (inception) to September 30, 1999 and 1998 are as follows:

                      See accountants' disclaimer report.

                        Fuzzy Logic Software Corporation
                          (A Development Stage Company)

                          Notes to Financial Statements

                        As of September 30, 1999 and for
          The Three Months Period Ended September 1999 and 1998 and for
        The Period from August 25, 1997 (Inception) to September 30, 1999
                                   (Unaudited)

--------------------------------------------------------------------------------

3.   Loss Per Common Share, Continued

                                                                                                    Period from
                                                         Three-Month          Three-Month         August 25, 1997
                                                        Period  Ended        Period  Ended        (Inception) to
                                                     September 30, 1999   September 30, 1998    September 30, 1999
                                                     ------------------   ------------------    ------------------
     Net loss available to common
      shareholders                                       $   25,425                26,310            $  217,244

     Weighted-average shares, basic
      and diluted                                         4,075,056             4,075,056             3,994,358
                                                         ----------            ----------            ----------

     Loss per common share, basic and
      diluted                                            $     0.01            $     0.01            $     0.05
                                                         ==========            ==========            ==========

     No potentially dilutive securities have been issued or granted by the Company.

4.   Year 2000 Disclosure (Unaudited)

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software might have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in a system failure or miscalculations. The Company has not commenced operations as of December 31, 1999 and believes the Year 2000 Issue will not pose significant operational problems.

5.   Subsequent Event

     Private Placement Offering

     In September 1999, the Company completed a private placement offering of 500,000 units at a price of $.50 per unit. Each unit consists of one share of the Company's common stock, and one share purchase warrant. Each warrant is exercisable into one share of common stock at a price of $.50 per share and is exercisable at any time and expire two years after the closing date of the offering.

                      See accountants' disclaimer report.

                                    PART III

Item 1.  Index to Exhibits

Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

3.1         Certificate of Incorporation of Fuzzy Logic         E-1 through E-6
            Software Corporation (Charter document)

3.2         Bylaws of Fuzzy Logic Software Corporation          E-7 through E-14
            (Instrument defining the rights Security
            Holders)

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on November 10, 1999.

                                             Fuzzy Logic Software Corporation,
                                             a Delaware corporation


                                             By:      /s/ Michael Lynch
                                                      -------------------------
                                                      Michael Lynch

                                             Its:     President


                                       14